UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 1-15345
                                                       CUSIP NUMBER: 36317Q-10-4

         (Check One):

            |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
            |_| Form N-SAR |_| Form N-CSR

            For Period Ended: December 31, 2003

            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR

            For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

            GALAXY NUTRITIONAL FOODS, INC.
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Full Name of Registrant

Former Name if Applicable

            2441 VISCOUNT ROW
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Address of Principal Executive Office (Street and Number)

            ORLANDO, FLORIDA 32809
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

            The Registrant is in the process of incorporating the accounting impact of a recently amended and restated employment agreement into its financial statements included in its Form 10-Q for the quarter ended December 31, 2003 and holding discussions with its lenders regarding this change and how it affects the Registrant's compliance with its loan covenants. Upon resolution of this issue with its lenders, the Registrant will incorporate the appropriate disclosures into the Form 10-Q. The Registrant anticipates that the Form 10-Q will be completed and filed on or before the fifth calendar day following the prescribed due date of the Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Salvatore J. Furnari                 (407)                855-5500
     -------------------------------        ---------         ------------------
                (Name)                      (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The Registrant will be reporting a $1,830,329 expense to operations for five years of employment contract expense that is required to be accounted for as a current period expense in the fiscal quarter ended December 31, 2003. Net loss available to common shareholders for the three months ended December 31, 2003 will be $1,557,986 compared to a net loss available to common shareholders of $1,823,610 for the three months ended December 31, 2002.
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                         GALAXY NUTRITIONAL FOODS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 18, 2004                 By: /s/ Salvatore J. Furnari
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                                           Salvatore J. Furnari
                                           Chief Financial Officer

                                    ATTENTION
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            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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